EXHIBIT 99

The amount of securities reported as beneficially owned includes 11,427,596 shares of the Issuer's common stock held of record by SEP SWH Holdings, L.P. ("SEP") and 11,670,737 shares of the Issuer's common stock held of record by New SEP SWH Holdings, L.P. ("New SEP" and together with SEP, the "SEP Funds").

This Form 4 is being filed by (i) Seidler Kutsenda Management
Company, LLC ("SKMC"),(ii) Seidler Equity Partners III, L.P
("SEP III"), (iii) SEP SWH Holdings GP, LLC ("SEP GP"), (iv) SEP, and (v) New SEP (together with SKMC, SEP III, SEP GP, and SEP, the "Reporting Persons"). SEP GP is the general partner of both
SEP and New SEP, and SEP III is the sole member of SEP GP. SKMC, as the investment manager of SEP III,has ultimate sole voting and dispositive power over all of the shares owned by the SEP Funds.
The Reporting Persons are 10 percent owners of the Issuer's common stock. The Reporting Persons also may be deemed a director as they have representatives serving on the Issuer's board of directors. Leonard
Lee and Christopher Eastland currently serve as representatives of the Reporting Persons on the Issuer's board of directors. Each of SKMC, SEP III and SEP GP may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended to beneficially own the Issuer's common stock reported herein and held by the SEP
Funds and each of SKMC, SEP III and SEP GP disclaim beneficial ownership of the shares of the Issuer's common stock reported herein, except to the extent of their respective indirect pecuniary interests therein, if any, in those shares.